Issuer Free Writing Prospectus, dated December 12, 2012

Filed Pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated December 4, 2012

Registration Statement No.  333-183838

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus, dated December 4, 2012 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-183838) (the “Registration Statement”). The following information supplements and updates the information contained in the Preliminary Prospectus and the Registration Statement. To review a filed copy of the Preliminary Prospectus included in Amendment No. 4 to the Registration Statement, please click on the following link:

http://www.sec.gov/Archives/edgar/data/1557255/000104746912010963/a2211979zs-11a.htm

Supplemental Disclosure Regarding Related Party Transaction

As part of the 962,500 reserved shares described below, Irvin R. Kessler, a nominee to our board of directors who is expected to serve as vice-chairman of our board of directors, has indicated his intention to purchase, through his affiliates, an aggregate of up to 300,000 shares of our common stock at the initial public offering price indicated on the cover page of the prospectus as part of our initial public offering.  Pursuant to this indication of interest, we intend to request that the underwriters allot up to 100,000 shares of our common stock in this offering to the Kessler Family Limited Partnership and up to 200,000 shares of our common stock in this offering to the Provident Premier Master Fund Ltd., each of which is an entity controlled by Mr. Kessler and members of his family (the “Funds”).  Because indications of interest are not binding agreements or commitments to purchase, the Funds may elect not to purchase any shares in the offering to which this communication relates.  Immediately after this offering and the Formation Transactions (as defined in the prospectus to which this disclosure relates), assuming the sale of an aggregate of 300,000 shares of our common stock to the Funds, Mr. Kessler is expected to be the beneficial owner of an aggregate of 2,189,429 shares, or approximately 5.9%, of our outstanding common stock.(1)

Supplemental Disclosure Regarding Certain Shares Reserved for Sale

The underwriters have increased the number of shares of our common stock that they have reserved for sale at the initial public offering price for employees, directors and other persons associated with us who have expressed an interest in purchasing shares of our common stock in the offering by 300,000 shares, for a total of 962,500 reserved shares.

Dilution

The disclosure attached as Exhibit A amends and supersedes the section entitled “Dilution” included in the Preliminary Prospectus.

The issuer has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, BofA Merrill Lynch toll-free at 866-500-5408 or J.P. Morgan Securities LLC toll-free at 1-866-803-9204.

(1)  Percentage ownership assumes the issuance of 13,250,000 shares offered in our initial public offering and 23,935,073 shares of common stock issued in the Formation Transactions, but does not include any shares of common stock that may be issued pursuant to the underwriters’ over-allotment option or the conversion of common units into shares of our common stock.  In addition to the shares to be purchased in our initial public offering, shares of our common stock to be beneficially owned by Mr. Kessler after the completion of our initial public offering will consist of (i) 1,294,065 shares to be held by Mr. Kessler through various ownership entities, (ii) 222,269 shares to be received by Provident as a member and Managing Member of the Provident Entities and (iii) 373,095 shares to be received by the Kessler Family Limited Partnership in connection with the Formation Transactions.  Mr. Kessler is the Managing Member of Provident and has sole voting and dispositive power over the shares held by Provident as well as the shares held by the Kessler Family Limited Partnership and Provident Premier Master Fund Ltd., but disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein. The business address for each of Mr. Kessler, the Kessler Family Limited Partnership and the Provident Premier Master Fund is the address of our principal executive office, 601 Carlson Parkway, Suite 250, Minnetonka, Minnesota.

Exhibit A

DILUTION

Purchasers of shares of our common stock offered in this prospectus will experience an immediate dilution in the net tangible book value per share of our common stock from the initial public offering price. As of September 30, 2012, we had a pro forma combined net tangible book value of $434.7 million, or $18.14 per share of our common stock, after giving effect to the Formation Transactions. After giving effect to the sale of the shares of our common stock offered hereby, including the use of proceeds as described under “Use of Proceeds,” and the Formation Transactions, and the deduction of underwriting discounts and commissions and estimated offering and formation expenses, the pro forma net tangible book value as of September 30, 2012 attributable to common stockholders would have been $668.9 million, or $17.90 per share of our common stock, assuming the redemption of common units representing limited partner interests in the Operating Partnership for shares of our common stock on a one-for-one basis. This amount represents an immediate increase in net tangible book value of $1.10 per share to existing investors and an immediate dilution in pro forma net tangible book value of $1.10 per share to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$19.00
Net tangible book value per share before the Formation Transactions and this offering(1)	$17.99
Net increase in pro forma net tangible book value per share attributable to the Formation Transactions(2)	0.15
Net increase/decrease in pro forma net tangible book value per share attributable to this offering(3)	(0.24)
Pro forma net tangible book value per share after the Formation Transactions and this offering(3)		17.90
Dilution in pro forma net tangible book value per share to new investors(4)		$(1.10)

(1)         Net tangible book value per share of our common stock before the Formation Transactions and this offering is calculated as follows (amounts in thousands except per share data):

Net book value at September 30, 2012	$223,885
Cash contributions made subsequent to September 30, 2012(a)	96,862
Net tangible book value before Formation Transactions and this offering	$320,747
Number of shares to be issued to our Predecessor	17,826
Net tangible book value per share before Formation Transactions and this offering	$17.99

(a)         Included in the pro forma net tangible book value before the Formation Transactions and this offering is approximately $96.9 million of additional contributed escrow deposits made by our Predecessor subsequent to September 30, 2012 but prior to the Formation Transactions that are attributable to the Formation Transactions. Our Predecessor was given credit for the value of these additional contributed escrow deposits in the total common shares to be received by our Predecessor in the Formation Transactions.

(2)         The increase in pro forma net tangible book value per share of our common stock attributable to the Formation Transactions, but before this offering, is determined by the difference between (a) the pro forma net tangible book value per share before the Formation Transactions and this offering calculated in footnote (1) above and (b) the pro forma net tangible book value after the Formation Transactions and before this offering is calculated as follows (amounts in thousands except per share data):

Net book value at September 30, 2012 after the Formation Transactions but before this offering	$437,350
Less: deferred lease costs (intangible asset)	(2,690)
Net tangible book value after the Formation Transactions but before this offering	$434,660
Number of shares and units to be issued to our Predecessor and the Prior Provident Investors	23,962
Net tangible book value per share after the Formation Transactions but before this offering	$18.14

(3)         The decrease in pro forma net tangible book value per share of our common stock attributable to this offering is determined by the difference between (a) the pro forma net tangible book value per share after the Formation Transactions but before this offering calculated in footnote (2) above and (b) the pro forma net tangible book value after the Formation Transactions and this offering is calculated as follows (amounts in thousands except per share data):

Net book value at September 30, 2012 after this offering	$671,554
Less: deferred lease costs (intangible asset)	(2,690)
Net tangible book value after this offering	$668,864
Number of shares and units outstanding after this offering	37,370
Net tangible book value per share after this offering	$17.90

(4)         Dilution in pro forma net tangible book value per share to new investors is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the Formation Transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

The following table sets forth, on a pro forma basis, after giving effect to this offering and the Formation Transactions: (i) the number of common shares and operating partnership units issued in connection with the Formation Transactions, the number of shares of restricted stock to be issued in connection with this offering, and the number of shares of our common stock to be sold by us in this offering and (ii) the net tangible book value as of September 30, 2012 of our total assets following the Formation Transactions, which reflects the effect of the Formation Transactions and the cash from public investors after deducting underwriting discounts and commissions and other estimated expenses of this offering and the Formation Transactions.

	Shares/Operating Partnership Units Issued			Cash/Book Value of Assets Acquired
	Number		Percent	Amount(2)	Percent
Common shares and operating partnership units issued in connection with the formation transactions	23,962,368	(1)	64.1%	$434,660	65.0%
Restricted common stock issued to directors, executive officers and employees of our external manager in connection with this offering	157,895		0.4%	—	—
Public investors in this offering	13,250,000		35.5%	234,204	35.0%
Total	37,370,263		100.0%	$668,864	100.0%

(1)         Includes 17,825,841 common shares issued to our Predecessor and 6,109,232 common shares and 27,295 common units issued as consideration to the Prior Provident Investors.

(2)   Amounts in thousands.